EXHIBIT 21

Subsidiaries of Republic Bancorp, Inc.***

Name of Subsidiary	State in Which Organized

Republic Bank & Trust Company	Kentucky

Republic Bank & Trust Company of Indiana	Indiana

Republic Invest Co.	Delaware

Republic Capital LLC	Delaware

Subsidiaries of Republic Bank & Trust Company***

***                           Certain subsidiaries are not listed since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary at December 31, 2004.